                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        COMMONWEALTH ALUMINUM CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    202904108
                                 (CUSIP Number)

                               Mr. Bruce G. Wilcox
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                December 6, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



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                                  SCHEDULE 13D

CUSIP No. 202904108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[ ]
                                                                        b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER

                                 332,070

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                      67,930
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         332,070
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                  67,930

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            400,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.9%

14.  TYPE OF REPORTING PERSON*
            PN, IA


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Item 1.  Security and Issuer.

                  This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, filed June 7, 1995 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Commonwealth Aluminum Corporation (the "Company"), which has its principal executive offices at 1200 Meidinger Tower, Louisville, Kentucky 40202. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, ten securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.

                  K. Tucker Andersen, Richard Reiss, Jr., Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and

Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.

                  Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates held and beneficially owned 400,000 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, Longview Partners and the other managed accounts was $5,657,451. Of this amount, Cumberland Associates invested approximately $3,752,980 on behalf of Cumberland Partners, $896,000 on behalf of LongView Partners and $1,008,471 on behalf of six of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the six other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

                  By virtue of Rule 13d-3 under the Exchange Act, each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

Item 4. Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby restated in its entirety to read as follows:

                  Cumberland Associates has purchased, on behalf of its discretionary accounts, the Common Stock in order to acquire an equity interest in the Company. As of the date hereof, Cumberland Associates is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors,

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Cumberland Associates may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates beneficially owned 400,000(1) shares of Common Stock representing 3.9%(2) of the Common Stock deemed outstanding on the date hereof.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the period beginning 60 days prior to December 6, 1996 and ending on the date of this filing.

                  In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to

-------------------------
(1) As to 332,070 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 67,930 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the six other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

(2) Based on 10,197,500 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended September 30, 1996.

own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, none of the General Partners is the beneficial owner of any Common Stock.

                  As of December 6, 1996, Cumberland Associates is no longer the beneficial owner of more than five (5) percent of the Common Stock outstanding. Accordingly, until such time as Cumberland Associates acquires, directly or indirectly, beneficial ownership of Common Stock in excess of the five (5) percent threshold, Cumberland Associates is no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby restated in its entirety to read as follows:

                  Pursuant to management agreements with all of its accounts except Cumberland Partners and LongView Partners, Cumberland Associates receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners and LongView Partners,

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Cumberland Associates received an annual management fee from each such account holders which does not include an incentive fee.

                  Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed As Exhibits.

                  Item 7 of the Schedule 13D is hereby restated in its entirety to read as follows:

                  No Exhibits are filed herewith.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 23, 1996

                              CUMBERLAND ASSOCIATES


                             By: /s/ Bruce G. Wilcox
                                     Bruce G. Wilcox
                                     General Partner

                                   APPENDIX A*

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES

         DATE OF               NO. OF UNITS  PURCHASED             NO. OF UNITS                   PRICE PER
       TRANSACTION                                                     SOLD                         UNIT
       -----------             -----------------------             ------------                   ---------
          12/17/96                                                   100,000                       $15 1/8
          12/6/96                                                     19,000                       $15 1/4
          12/5/96                                                     10,000                       $15 3/4
          11/13/96                                                     6,000                       $15 3/8
          10/29/96                                                    35,000                       $16.705
          10/28/96                                                    10,000                       $16 1/4
          10/25/96                                                     5,000                      $16 11/16
          10/25/96                                                    15,000                       $16 1/2

---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.